# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Golden Heaven Group Holdings Ltd., CIK 0001928340
CUSIP: G3959D125
Title of class of securities: Class A ordinary shares, par value US$0.005 per share
Address of issuer's principal executive offices: No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China (F4), 353001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002058630

## Reporting persons
- LAY Yi Shan: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 6,000,000; shared voting power 0; sole dispositive power 6,000,000; shared dispositive power 0; aggregate amount beneficially owned 6,000,000 (15.66% of the class)
  Comment: * Represents (i) 2,000,000 Class A ordinary shares held through CHUANGRUNDA LIMITED, and (ii) 4,000,000 Class A ordinary shares issuable to CHUANGRUNDA LIMITED upon exercise of warrants within 60 days after December 31, 2024. CHUANGRUNDA LIMITED is 100% owned by LAY Yi Shan.
  
  ** The percentage is calculated based on 34,323,604 Class A ordinary shares of the issuer, issued and outstanding as of December 31, 2024. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days after December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security.
- CHUANGRUNDA LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 6,000,000; shared voting power 0; sole dispositive power 6,000,000; shared dispositive power 0; aggregate amount beneficially owned 6,000,000 (15.66% of the class)
  Comment: * Represents (i) 2,000,000 Class A ordinary shares held by CHUANGRUNDA LIMITED, and (ii) 4,000,000 Class A ordinary shares issuable to CHUANGRUNDA LIMITED upon exercise of warrants within 60 days after December 31, 2024.
  
  ** The percentage is calculated based on 34,323,604 Class A ordinary shares of the issuer, issued and outstanding as of December 31, 2024. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days after December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security.

## Item 1. Issuer
Name of issuer: Golden Heaven Group Holdings Ltd.
Address of issuer's principal executive offices: No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001

## Item 2. Person Filing
Name of person filing:
LAY Yi Shan
CHUANGRUNDA LIMITED
Address of principal business office or, if none, residence:
Address of LAY Yi Shan: Flat/Rm 7022, Blk D, 3tsun Wen Road, Hong Kong
Business address of CHUANGRUNDA LIMITED: Flat /Rm 7022 Blk D 7/F, Tak Wing Ind Bldg, 3 Tsun Wen Road, Tuen, Hong Kong
Citizenship:
LAY Yi Shan: Hong Kong
CHUANGRUNDA LIMITED: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: N/A
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- LAY Yi Shan: /s/ LAY Yi Shan, LAY Yi Shan (02/28/2025)
- CHUANGRUNDA LIMITED: /s/ Tingting Lei, Tingting Lei, Director (02/28/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.